June 12, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Volley, Staff Accountant

Re:	SSB Bancorp, Inc.
Form 10-K Filed March 29, 2019
File Number 000-55898

Dear Mr. Volley:

On behalf of SSB Bancorp, Inc. (the “Company” or “we”), set forth below are the responses to the comments set forth in the Staff’s comment letter dated May 8, 2019 with respect to the above-referenced filing.

Form 10-K Filed March 29, 2019

Revision of Prior Period Financial Statements, page 43

1. Please provide us your materiality analysis supporting the determination that the errors were immaterial to the two quarters affected and did not require a restatement of financial results in amended Forms 10-Q considering the guidance in SAB Topic 1M and ASC 250. Please identify the factors that most impacted your conclusion that the errors were immaterial.

In response to your request to provide management’s materiality analysis supporting the determination that the errors were immaterial to the two quarters affected and do not require a restatement of financial results in amended Forms 10-Q, we are providing the following based upon the guidance of SAB Topic 1M and ASC 250. We have included the factors that most impacted our conclusion that the errors were immaterial.

As the SAB Topic 1M states, the “misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” While the percentage change of net income is well above the 5 to 10 percent threshold that is often used as a rule of thumb in the evaluation and determination of materiality in such matters, the surrounding circumstances of the Company must be considered.

U.S. Securities and Exchange Commission June 12, 2019 Page 2

Management believes that because the Company is a new public company and operates in the banking industry, the readers of the consolidated financial statements would be more concerned with the book value per share rather than earnings per share. This determination of materiality threshold based on relevance to the financial statement user was supported by market valuation metrics provided by our independent valuation analyst. In valuing the Company shares for our ESOP the analyst determined that “the price-to-book approach is the predominant approach used in the banking industry.” In evaluating the quantitative impact of the errors, the errors had minimal impact on book value per share as the errors inflated book value per share by 7 cents or 0.7% and 11 cents or 1.2% at June 30, 2018 and September 30, 2018, respectively. Due to the small impact of these errors on book value per share, management has arrived at the overall conclusion that in our best judgement, the change was not significant enough to impact the reasonable person’s reliance on the Company’s financial information and therefore is not considered to be material. The factors detailed above most impacted our conclusions that the errors were not material and therefore no restatement of financial results in the Form 10-Q’s affected is required.

In respect to the errors discussed above, Management discovered misstatements of items in the financial reports included in the Company’s Form 10-Q filed August 14, 2018 and the Form 10-Q filed November 13, 2018. Those misstatements were revised and included in the Company’s Form 10-K filed March 29, 2019. Management has since discovered that the revised data that was included with the Form 10-K filed on March 29, 2019 contained data of SSB Bank only instead of the consolidated data. We are in the process of filing a Form 10-K/A to amend this tabular information as reported in Part II, Item 7, on pages 43 and 44 of the Form 10-K filed March 29, 2019.

Item 9A. Controls and Procedures, page 91

2. Please tell us and revise future filings to provide additional detail regarding the nature of the deficiency in internal control over financial reporting for each material weakness and provide additional detail regarding how the deficiency impacted financial reporting. Additionally, we note you discuss the same remediation plans in your December 31, 2017 and December 31, 2018 Forms 10-K. Please tell us and revise future filings to explain in additional detail the status of your remediation plans including the steps remaining to be taken and the estimated timing to remediate each material weakness.

As requested, we are providing additional detail regarding the nature of deficiencies in internal control over financial reporting for each material weakness and how those weaknesses impacted the financial reporting process. The Company has also included remediation plans in place and expected timing to remediate each of the weaknesses identified by Management.

U.S. Securities and Exchange Commission June 12, 2019 Page 3

Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, SSB Bancorp, Inc. evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by Form 10K filed March 29, 2019. Based upon that evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by the annual Form 10-K, our disclosure controls and procedures were not effective because of the material weaknesses disclosed below. Discussed below are the circumstances and planned remediation efforts regarding material weaknesses related to (1) the allowance for loan losses and the identification and reporting of problem loans, and (2) the recognition of interest income on loans that have been sold or participated out to others.

With the oversight and participation of senior management, we have taken steps to remediate the underlying causes of these material weaknesses as follows:

Allowance for loan losses and the identification and reporting of problem loans – Historically, the bank has had very low charge off volume that is typically not representative of known risk levels in the industry. The lack of sufficient charge-off data to formulate qualitative factors by means of traditional methodology has left management to rely on peer group charge-off data. Management has identified that the use of such information and the lack of an abundance of data for use in determining qualitative factors, could impact the financial reporting process by inflating the estimate related to the allowance for loan losses. It is noted however, that the Allowance was evaluated as of December 31, 2018 and it was determined that the stated financial statement amount at that time appeared reasonable in relation to the financial statements as whole.

To remediate this situation, Company management has had to look for alternative approaches to determining qualitative factors. On a quarterly basis the bank’s charge-off rate over the previous 3 years is calculated. That charge-off rate is multiplied by the Macaulay duration for each loan class to get the qualitative factor for the loans rated as pass. This factor is then multiplied by 25 for watch, 100 for substandard, and 200 for doubtful to determine the qualitative factors for ratings within each loan class. However, loans that are classified as substandard and doubtful will typically be tested for impairment individually, and thus removed from this part of the ALLL calculation. Qualitative factors are used to bolster each class with perceived risk for concentration, additional credit risk, and other perceived risks.

In addition to Management’s response to the material weakness identified, Management has instituted a quarterly review and updating of the qualitative factors used in determining the allowance for loan losses, instituted a monthly review of changes to classified loans (including those designated as nonaccrual or as troubled debt restructurings) for accuracy and completeness and required that any changes to the allowance for loan losses be approved by the chief executive officer and the chief financial officer, among other steps.

Loan ratings are now reviewed monthly by the chief executive officer, chief financial officer, commercial loan manager, and consumer loan manager. Each credit is discussed, and updates are provided to make any necessary adjustments to ratings or classifications. These updates are considered in the current quarter’s ALLL estimates as necessary and will provide for more relevant and timely adjustment, if required, for specific allowance amounts as well as potentially identify trends in the portfolio that should be considered in our qualitative or quantitative analysis for the quarter.

U.S. Securities and Exchange Commission June 12, 2019 Page 4

As of March 31, 2019, Management has made the following progress in remediating this material weakness:

●	Approved a methodology of determining qualitative factors;
●	Held meetings shortly after each month-end to discuss problem loans and ensure that all problem loans have been identified and properly classified; and
●	Agreed upon qualitative factors for each loan class and rating

As of March 31, 2019, there were no remediation steps remaining to be taken, but Management desires to see the process at work through December 31, 2019 to more thoroughly evaluate the impact of the remediation steps taken in 2019. The Company expects to completely remediate the material weakness no later than December 31, 2019 and will continue to monitor its process throughout 2019.

Future filings will include appropriate information necessary to report the status of our remediation plans including any steps remaining to be taken and the estimated time frame to completely remediate the weakness noted.

Recognition of interest income on sold and participated loans – The deficiency in internal control over financial reporting relates to shortcomings of the Bank’s core processor and incorrect adjusting entries made to correct the amounts recorded for accrued interest receivable. This deficiency impacted the financial reporting process by an overstatement of interest income. The impact of the errors on the year-end financial statements was evaluated and necessary adjustments were posted to correct the errors that resulted due to the material weakness identified by Management in the recognition of interest income on sold and participated loans.

To remediate this issue and prevent future overstatements of accrued interest income several changes and procedures have been instituted in 2019. We have created a contra-asset account to offset the daily accrual of interest income on sold and participated loans. We are also addressing with our core processor identified deficiencies related to report production inaccuracies and have agreed to utilize an upgraded application starting in May 2019. Until resolved to our satisfaction or until we change core processing applications, all fields and accrual information will be monitored monthly and documented within our financial reporting package.

Enhancing disclosure controls and procedures includes developing and/or revising formal policies and improving relevant procedures. The material weaknesses identified above will not be considered fully remediated until the new or revised policies and procedures have been in place and in operation for a sufficient time so that they may be tested and determined by senior management to be effective.

U.S. Securities and Exchange Commission June 12, 2019 Page 5

The prior procedure consisted of breaking down the system accrued interest receivable by loan class and making a comparison to the general ledger. A series of adjustments was then necessary to bring each general ledger account to its proper level. SSB Bank has now converted to a new core processor and believes that this problem will no longer continue, as it has been linked to weaknesses within the old core processor. Even though core processors have been changed, the reconcilement process will remain in place to ensure that system reports are adequate and are reflected in the appropriate general ledger accounts. Reviews of the reconcilements will be properly documented and performed timely.

Below is our progress to date:

As of March 31, 2019, Management had made the following progress on remediating this material weakness:

●	The core processor was upgraded; and
●	A monthly reconcilement process has been put in place.

As of March 31, 2019, the following remediation steps remained to be taken:

●	Testing of month-end accruals with new core processor; and
●	Ongoing month-end reconcilement between the general ledger and system loan accrued interest amounts.

The Company expects to fully remediate the financial reporting weakness by September 30, 2019.

Future filings will provide additional progress on the above remediation plans as well as the appropriate information necessary to identify any steps remaining to be taken and the estimated time frame to completely remediate the weakness noted.

Except as disclosed above, there were no other changes made in our internal control over financial reporting during the quarter ended March 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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If you have any questions concerning this matter, please contact the undersigned at (412) 837-6955.

Very truly yours,

/s/ Benjamin A. Contrucci
Benjamin A. Contrucci
Chief Financial Officer